January 4, 2018
Ms. Cecilia Blye
Chief, Office of Global Security Risk
U.S. Securities and Exchange Commission
Washington D.C., 20549

RE:     iPass Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 14, 2017
File No. 0-50327

Dear Ms. Blye:

Please consider this response letter as iPass Inc.’s (“iPass”, the “Company”, “We”, or “Our”) response to comments received from the staff of the Division of Corporate Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated December 20, 2017, with respect to iPass’ Form 10-K for the fiscal year ended December 31, 2016 (the “Comments”). For convenience, the numbering of the paragraphs below corresponds to the numbering of the Comments, which have been incorporated into this response letter.

GENERAL:

STAFF COMMENT #1

In a transcript of your first quarter 2017 earnings conference call, your Chief Executive Officer is quoted as stating that Smart Connect was or was expected to move to deployment by sixteen partners in eleven countries, including Sudan. Also, your Form 10-K states that you do business in the Middle East. Sudan and Syria, a country located in the Middle East, are designated by the State Department as state sponsors of terrorism and are subject to the U.S. economic sanctions and/or export controls. Your Form 10-K does not provide disclosure about those countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, partners, or other direct or indirect arrangements. For instance, a recent news article reports that you have partnership deals with Ooredoo and Tata Communications. Each of those companies reportedly offers services in Sudan and Syria. You should describe any products, components, technology or services you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements or other contacts with the governments of those countries or entities they control.

We respectfully advise the Staff that iPass has no past, current, or anticipated contacts, whether through subsidiaries, affiliates, partners, or other direct or indirect arrangements, with Syria.

With regard to Sudan and the transcripts of the first quarter 2017 earnings conference call which was held on Wednesday, May 3, 2017, Mr. Gary Griffiths, Our President and Chief Executive Officer, was making reference to iPass’ recently signed channel reseller agreement with Emirates Data Clearing House (“EDCH”) of Dubai, United Arab Emirates. We executed the agreement on April 11, 2017, partnering with EDCH to resell iPass services, specifically “iPass SmartConnect” an intelligent connection manager, which optimizes an “always best connected” user experience across heterogeneous Wi-Fi networks, to their Mobile Network Operator (“MNO”) customers in Europe, Middle East, and Africa. The reseller agreement with EDCH contains iPass’ general partner pricing, terms, and conditions. It also requires an individual order to be placed for each child account through which they sell. One of EDCH’s potential child accounts is Sudatel. Sudatel is a 60% state run telecommunications and infrastructure network operator of Sudan. Mr. Griffiths’ comments were intended to espouse the breadth of resell coverage that signing global partners like EDCH can have in expanding iPass’ go-to-market opportunities, including in countries like Sudan.

At the time We commented on the potential business opportunity in Sudan, the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) had amended the Sudanese Sanctions Regulations to authorize all prohibited transactions, including transactions involving property in which the Government of Sudan had an interest. The OFAC issued a general license in connection with the U.S. – Sudan bilateral engagement in response to positive developments in the country over the prior six months, effective January 17, 2017 (see 31 CFR Part 538 “Sudanese Sanctions Regulations” as filed in the Federal Register on Tuesday, January 17, 2017).

We advise the Staff that specific to the opportunity in Sudan, EDCH is pursuing a commercial relationship to resell iPass but as of the date of this response letter, has not placed an order with iPass to sell iPass services into Sudan. EDCH has conducted trials with a company in Sudan, but no commercial arrangement is currently imminent. Any order placed by EDCH (or any other resell partner of iPass) must be approved through normal internal contracting procedures, at which time both Our Legal and Finance departments will review the appropriateness of doing business with any potential direct or indirect customer.

STAFF COMMENT #2

Please discuss the materiality of any contacts with Sudan or Syria you describe in response to the comments above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U. S. designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed towards companies that have operations associated with Sudan and Syria.

iPass respectfully advises the Staff that We have generated no revenue with EDCH or any of its potential child accounts since signing the partner reseller agreement in April 2017. We have incurred de minimis costs in assisting the partner with their go to market efforts, including education, training, and support.

Thank you for your attention to these matters. Please do not hesitate to contact me at (650) 232-4189 or dvickery@ipass.com should you have any questions or require additional information.

Sincerely,

iPass Inc.

By:     /s/ Darin R Vickery
Vice President and Chief Financial Officer

cc: Gary Griffiths, President and Chief Executive Officer